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March 28, 2011

VIA EDGAR AND FEDERAL EXPRESS

Ms. Amanda Ravitz

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

U.S.A.

RE:	NXP Semiconductors N.V. Amendment No. 1 (“Amendment No. 1”) filed on March 23, 2011, to Registration Statement on Form F-1 (File No. 333-172713)

Ladies and Gentlemen:

On behalf of NXP Semiconductors N.V. (the “Company”), we hereby submit for your review Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement (the “Registration Statement”) of the Company, originally filed with the Securities and Exchange Commission (the “Commission”) on March 10, 2011 pursuant to the Securities Act of 1933, as amended. Amendment No. 2 generally updates the information contained in the Registration Statement.

An electronic version of Amendment No. 2 has been concurrently filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval system. We have enclosed four copies of Amendment No. 2, which have been marked to show changes made to Amendment No. 1.

Should you have any questions regarding this filing or wish to discuss the above responses, please do not hesitate to contact Nicholas J. Shaw at +44-(0)20-7275-6558, Sinjini Saha at +44-(0)20-7275-6159 or Daniel Kwon at +44-(0)20-7275-6537 of Simpson Thacher & Bartlett LLP.

Very truly yours,

/s/ Nicholas J. Shaw
Nicholas J. Shaw

Enclosures

cc: Aslynn Hogue

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